EXHIBIT 12

CENTRAL GARDEN & PET COMPANY

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Fiscal Year Ended
	September 27, 1997	September 26, 1998	September 25, 1999	September 30, 2000	September 29, 2001
Income (loss) before income taxes	$30,368	$57,849	$43,241	$(9,431)	$(7,390)
Fixed charges (1)	7,609	8,807	13,755	24,841	24,863

Total earnings and fixed charges	37,977	66,656	56,996	15,410	17,473

Fixed charges (1)	$7,609	$8,807	$13,755	$24,841	$24,863

Ratio of earnings to fixed charges	4.99	7.57	4.14	0.62	0.70

(1)	Fixed charges consist of interest expense incurred and the portion of rental expense under operating leases deemed by the Company to be representative of the interest factor.